Friess Associates observations for clients and Brandywine Funds shareholders
September 30, 2009

V’s, U’s and Double Dips, Too

  The Chairman of the Federal Reserve declared in mid-September that the recession is probably, even “very likely,” over – technically speaking, of course. On a practical basis, “it’s still going to feel like a very weak economy for some time.”

  Investors seized on the technical part of the statement, bidding up some of their favorite stocks of the past six months. Even American International Group, only a day from marking the first anniversary of the Fed initiating a massive bailout to avert the company’s collapse, jumped nearly 4 percent that day.

  As welcome as any positive economic signal might be, isn’t how the economic environment feels more important than technical assertions to the contrary? How consumers and corporations feel influences how they act. How they act determines how the economy and, by extension, the stock market perform.

  We conduct exhaustive research on the economy’s frontlines. Gathering insights at the grassroots level, we piece together mosaics of data points about individual companies until we develop them into actionable information. We take our cues from the real world. The same is generally true of the stock market. At certain times, such as the past six months, it’s not.

  Maybe it will be a “V-shaped recovery,” or perhaps more of a “U.” Could be we’re in for the dreaded double-dip recession. Since we don’t recall too many experts calling the downturn at its outset in December 2007, we see little reason to pay attention to their predictions about how the next phase plays out. The challenge for us since the market low on March 9 is that many other investors are more than willing to let their best guesses and, in some cases, highest hopes for the economy guide their investment decisions.

  The rally that began on March 9 represented a reversal in market sentiment that went from assuming widespread failure in the financial system to foreseeing healed credit markets and renewed economic growth. The nature of the companies that led the rally reflected this dramatic change of heart. Many companies formerly priced to reflect impending hard times, at best, or failure, at worst, are among the market’s highest returning stocks this year thanks to their performance since the market low.

  Human Genome Sciences, for example, was one of the largest percentage gainers in the broad Russell 3000 Index from the market low through September 28 with a 3,336 percent return. The company hasn’t posted an annual profit since 1994. It missed June-quarter estimates by 41 percent and is expected to see its loss grow in 2010 from 2009.

  Companies with solid, nearer-term earnings prospects – the kind of companies we isolate – have been of little interest to investors versus less fundamentally sound options.

  Since 1956, Standard & Poor’s has assigned grades as part of its “Quality Ranking System” in an effort to convey the relative growth and stability of earnings and dividends among companies. They range from “A+” for the highest quality companies to “D” for the lowest. C and D-rated companies gained 134 percent this year through September 28, a return six times greater than the companies that S&P considers highest quality.

  During the June-quarter earnings reporting season, many companies that exceeded earnings estimates yet fell short on the revenue side were still celebrated. We’re focused on finding companies that are growing their businesses.

  The companies we hold also are delivering on the earnings front. About nine out of 10 (88 percent) companies in the portfolios we manage met or exceeded earnings expectations in their most recently reported quarter. Earnings quality is a key consideration for us, but that hasn’t necessarily been the case for the broader investment community. Investors so far have forgiven a lot of “one-time” events in lauding companies that showed yawning gaps between their operating earnings and earnings that conform to accounting rules.

  Dollar Tree (page 4) is a prime example of a company with growth that has continued unabated throughout the recession. Revenue grew 11 percent to more than $4.9 billion in the 12 months through July, a period marked by persistent contraction in the overall economy. Thanks to expansion plans that outstrip even its most growth-minded cohorts, the company is positioning itself to keep its sales momentum going. With improved merchandising and lower freight costs, Dollar Tree is leveraging its growing revenue base into significant earnings gains.

  Tamping down costs in the health care arena is a growth field, and revenues at Express Scripts (page 4) show the company making continued inroads on more traditional pharmacy business models. The pharmacy benefits manager’s revenue was $21.8 billion in the year ended June, up 18 percent from the prior year. Profit growth reflects the fact that generic drugs, which lower costs to payors while offering better profit margins to Express Scripts, account for more than two-thirds of the prescriptions the company fills.

  While the story at Mattel (page 5) has been driven by cost control so far in 2009, that’s not the primary reason we think the company represents a promising investment. We see opportunity in holding an especially lean Mattel at a time when retailer inventories are low going into the holidays and the company’s highest profit margin franchise, Barbie, is showing encouraging signs on the sales front. Momentum created in the holiday shopping season could be pulled into 2010 with the anticipated release of Mattel licensing partner Disney’s Toy Story 3.

  Vistaprint (page 5) demonstrates that innovative ideas can breed success in even the most challenging climates. By giving individuals and small businesses an affordable, easy-to-use option for short-run printing and related services via the Internet, the company has pooled smaller pockets of demand in key economies around the world into one sizable and growing customer base. Revenue grew 29 percent to $516 million in the 12 months through June, with a substantial portion of that money flowing to the bottom line thanks to Vistaprint’s business model and scale.

  The massive amounts of government stimulus pumped into the system – the credit market interventions, the first homebuyer credit, the cash for clunkers – will, as the Fed Chairman said, “very likely” bring an end to the string of quarterly GDP contraction and, by technical definition, the recession. Still, the recession won’t feel over to the one in 10 people who are unemployed and looking for work in a job market where job seekers outnumber open positions six to one. It won’t feel over to the businesses that once relied on those folks as customers.

  We’re not trying to make a pronouncement one way or the other about the economy. We’re just pointing out that there are realities to consider in making investment decisions. For a majority of this year, the companies that dominated have shown a disconnect between the stock market and the economic realities reflected in individual-company fundamentals.

  Investors have been granting companies passes – first  for big “one-time” negative events, then for fortifying their bottom lines through cost cutting alone. We believe the September-quarter reporting season will be closely watched to see just how the economic uptick the market has assumed comes through at the individual-company level. We anticipate real business growth demonstrated through revenue gains rising in importance.

  As the past six months demonstrated, active approaches like ours can result in significant deviation from market index returns. The aim is to deviate to the upside, but remaining consistent in an approach that can accomplish that goal means weathering periods of underperformance (related article on page 3). Fundamentals always matter in the end. In more than three decades as an investment firm, we’ve yet to discover better guides for navigating uncertain environments than tangible sales and earnings trends.

  Thanks for your continued confidence. We’re grateful for the opportunity to deliver stronger performance, the kind you expect and deserve.

Cycles Come and Go - Fundamentals Persist

  Change is constant in the market and, with that in mind, we rely on the consistent long-term relationship between earnings performance and stock prices to navigate our way through the various ups and downs that define a business cycle. While earnings performance and valuations of individual companies drive our investment decisions at all times, the stock market and market-cap weighted benchmarks can and will disconnect from the fundamentals that drive our investment decisions.

  Major indexes entered the final quarter of 2001 in an upward trend on hopes that interest rate cuts following September 11 would remedy what was expected to be a brief recession. Technology bulls led the charge, speculating on the bottom for a group of fundamentally battered stocks with deteriorating earnings outlooks. If you invested with us at the time, the holiday season brought with it a double-digit relative performance disadvantage against tech-driven indexes.

  While navigating the market for more than 35 years, our active strategy has lost relative ground during more than a handful of rallies, only to rebound when companies with the strongest earnings outlooks again took the lead. For example, six months after benchmarks ran well ahead of us in the December quarter of 2001, our portfolios had more than made up the performance differential as optimism for a quick economic upturn waned and technology stocks revisited lows.

  Friess portfolios have underperformed substantially in the recent market rally, as gains in economically sensitive, lower-quality stocks drove index results. The S&P 500’s 50 percent increase has been accompanied by a 6 percent decline in actual earnings. Barron’s wrote on August 17, “this time the cream isn’t rising to the top… the run in economically sensitive stocks has left many of them trading at very high price-to-earnings ratios for 2009 and even 2010 - to the extent they have any profits at all this year.”

  From the Internet bubble’s deflation to the credit market’s collapse, investors have had plenty to deal with this past decade. The left-hand chart shows that our focus on rapid earnings growth has continued unabated the past 10 years. Throughout this period, our average holding had a price-to-earnings ratio of 17 based on forward earnings estimates according to Thomson Portfolio Analytics.

  A September 2008 study by Baird’s Advisory Services Research concluded that “all top-performing managers will go through prolonged periods where they underperform their benchmarks and lag their peers.” The study focused on mutual funds with 10-year track records through December 2007 that outperformed their respective benchmarks by one percentage point or more in annualized return during this period. Ninety percent of these top performing funds fell below their peer average in at least one three-year period and nearly half experienced a 12-month period of underperforming their benchmark by 15 percentage points or more.

  The below chart of rolling three-year returns for Friess Associates’ all-cap composite against the Russell 3000 Growth Index highlights the merits of our long-term approach. While we struggled to keep up with the broad market in the late 1990s as the technology bubble grew and stocks from the sector dominated the index, adherence to our disciplines was ultimately rewarded in subsequent years.

  We continue to focus on the individual-company level, where we believe differences will ultimately shape share-price outcomes. As it has in the past, we expect the current rally will eventually invite pause while setting the table for strengthening performance for our fundamentally sound investments.

Dollar Tree Stores Inc., DLTR
  Reining in expansion plans and closing underperforming stores has been the norm for retailers for some time. Dollar Tree is on pace to expand square footage by 7 percent this year, a pace greater than any competitor, even Wal-Mart.

  Nasdaq-listed Dollar Tree Stores Inc. operates 3,700 stores in 48 states, making it the nation’s third-largest value retailer and the largest in the U.S. using a single price point. The company’s flagship Dollar Tree stores offer a variety of general merchandise, consumables and closeouts at a price of $1 or less. Sales are forecast to grow 11 percent to $5.2 billion in the year ending January 2010.

  July-quarter earnings grew 50 percent, topping estimates by 17 percent and marking eight consecutive quarters of beating estimates. Sales jumped 12 percent, driven by incremental revenue from new stores and a 6.8 percent rise in same-store sales. A slowing economy and a weak job market continue to encourage more shoppers to adopt value mindsets. Gross margins expanded during the quarter, driven by improved merchandise sourcing and lower freight costs.

  Customers have been attracted by new initiatives and expanded offerings in refrigerated and frozen foods and household goods. Adverse economic conditions have also resulted in greater use of Electronic Benefit Transfer cards and food stamps. Over 65 percent of stores now accept food stamps, compared with just 42 percent a year ago.

  Chief Executive Bob Sasser provided details related to the expansion of the Deal$ concept acquired in 2006 during a recent global retailing conference. By carrying value-priced goods above the $1 price limit in its other stores, new Deal$ stores in the Northeast and Southeast should enhance overall profitability.

  Your team bought Dollar Tree at 11 times earnings estimates for the fiscal year ending January 2010. Wall Street predicts the company will grow earnings 27 percent during that period.

Express Scripts Inc., ESRX
  Despite diverging opinions in Washington on health care reform, there’s broad agreement from both sides of the aisle that skyrocketing medical costs must be curtailed. Express Scripts provides a solution for customers by passing along savings achieved through its competitive position and industry-leading use of generics.

  NYSE-listed Express Scripts Inc. is among the nation’s largest pharmacy benefit managers (PBMs). The company processes 500 million prescriptions annually through retail pharmacies and mail orders and offers extensive pharmacy-related services, including drug card programs, formulary management and disease management strategies. Express Scripts announced this year it would acquire WellPoint’s PBM subsidiary NetRx, adding millions of customers and boosting prescription volumes.

  June-quarter earnings grew 16 percent, beating estimates. Revenues grew 17 percent as more customers looked to save money by adopting plans that increase generic utilization and mail-order options. Express Scripts also experienced strong renewal rates from existing large clients such as the Department of Defense.

  The use of high-margin generics as a percentage of total prescriptions improved to 67.8 percent during the June quarter, up from 65.9 percent a year ago. Profitability has also been enhanced through the company’s “consumerology” initiative, which customizes programs in an effort to help plan members make better-informed, cost-effective decisions.

  Your team spoke with Chief Financial Officer Jeffrey Hall regarding opportunities for cost savings going forward. Over the next seven years, $81 billion worth of brand-name drugs are expected to lose patent protection. At the same time, the NetRx acquisition is expected to increase buying leverage and create operational synergies.

  While the outcome of health care reform is anything but certain, Express Scripts could benefit from new policies, such as the allowance of generic biologic equivalents. Your team bought Express Scripts at 16 times 2010 consensus earnings estimates, which call for 29 percent earnings growth.

Mattel Inc., MAT
  The toy business, like most others, has been something short of fun and games in these economic hard times. Mattel has been serious about cost control throughout 2009, positioning the company to see earnings rebound soundly this holiday season and beyond.

  NYSE-listed Mattel Inc. is the world’s largest toy manufacturer. Barbie, Fisher-Price, Hot Wheels and American Girl are among the company’s best known franchises. Mattel also enters licensing deals for character-themed toys and games in conjunction with makers of children’s television programs and movies such as Disney, Sesame Street and Nickelodeon. The company’s largest customers are Wal-Mart, Target and Toys ‘R Us. Revenue in the 12 months through June was nearly $5.6 billion.

  Mattel doubled June-quarter earnings to $0.06 per share, beating estimates. The consensus on Wall Street was that the company would break even for the quarter. Analysts underestimated the company’s success in executing the “Global Cost Leadership” program it launched at the start of the year. Operating expenses fell by $91 million versus the year-ago period in the June quarter.

  Your team spoke with Mattel Treasurer Dianne Douglas about how controlling costs now should benefit the company in both the upcoming holiday season and 2010. With retailers reluctant to hold excess product amid the economic downturn, their inventories are lean. Given the level of retailer caution, stores are likely to restock with leading brands from financially sound manufacturers. Mattel’s tighter cost structure should enable the company to leverage new sales into strong earnings gains.

  Events likely to drive demand include the 50th anniversary of Barbie, which generates more than $1 billion annually and is Mattel’s most profitable product. The company is also partnering with Disney on products for the 2010 release of Toy Story 3, in which Barbie will be a key character.

Vistaprint N.V., VPRT
  From a painter in New Jersey looking for signs to promote his business to a couple in Tokyo in search of wedding invitations, the market for smaller-scale printing services is fragmented and geographically dispersed. By bringing customers together with an easy, reliable and affordable option for their various smaller printing needs, Vistaprint is getting bigger.

  Nasdaq-listed Vistaprint provides online graphic design services and custom printed products to small businesses and consumers. The company’s broad range of products includes business cards, brochures, invitations, calendars, signage and promotional materials. Vistaprint also offers services such as website hosting, email marketing, copy-writing and postcard mailing. Revenue reached $516 million in the 12 months through June, representing a 29 percent rise from the prior year.

  From initial design and order processing to printing and shipping, Vistaprint embraces technology to optimize efficiency at every level of its business. Combining its lean operation with a customer base that numbers eight million enables the company to offer customers considerable savings versus traditional design and printing options.

  Vistaprint grew June-quarter earnings 34 percent, exceeding estimates by 10 percent. The results represented the company’s eighth consecutive quarter ahead of consensus expectations and capped off a fiscal year in which earnings climbed 45 percent.

  Your team spoke with Chief Financial Officer Michael Giannetto about Vistaprint’s opportunities for growth through overseas expansion. Outside the U.S., the company offers its products and services via localized websites in 19 countries in Europe and the Asia-Pacific region. International sales accounted for 39 percent of total revenue in the fiscal year ended June, up from 29 percent three years ago.

  Cross-selling Vistaprint’s relatively new e-marketing services to small business printing customers is another key component to the company’s growth strategy. Vistaprint has been attracting new subscribers to its higher-margin e-marketing services at a rate of more than 10,000 per month.

Lynda Campbell
  About a month before launching Brandywine Fund, Friess Associates hired Lynda Campbell to help take on the mounting load of administrative duties that accompanied the firm’s growth. Legend has it her job description was to “get things done.” Although the ways in which Lynda accomplishes that mission has evolved over the past 24 years, the phrase still sums up her primary responsibility.

  Lynda is the Chief Administrative Officer of Friess Associates. Her role is broad and varied, involving her in everything from managing personnel to providing service to clients and shareholders.

  As someone who joined the firm when it consisted of less than a dozen employees, she believes one of her most important responsibilities is preserving the same values and culture that marked her early years now that the Friess Associates team is more than five times larger.

  “Friess Associates promotes a team-based workplace where service is a priority,” Lynda said. “We strive to make sure our actions show that we are keenly aware of the trust being placed in us when an individual or institution chooses to invest with us.”

  Lynda is Vice President, Secretary and Treasurer of the Brandywine Funds, making her a primary point of contact for the Brandywine Funds Board of Directors. She also oversees relationships with Brandywine Funds service providers, regularly meeting with personnel responsible for servicing the Funds for due diligence and training.

  Due to her personal experience, Lynda especially appreciates the representatives who man the Brandywine Funds phones at U.S. Bancorp Fund Services. At the beginning of her career, Lynda was the shareholder call center, a task she handled for about seven years before volume forced us to establish an 800-number and seek outside support.

  “Interacting with clients and shareholders is what I enjoy most about my career,” Lynda said. “From explaining a form over the phone to making a presentation to a client, I like the opportunities I’m afforded to get to know people who’ve entrusted their assets to us.”

  Lynda earned an undergraduate degree from the University of Delaware. A married mother of two, she has six grandchildren and enjoys spending time with her family on the Eastern Shore of Maryland.

On the Cutting Edge...
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Air Purifier with Growth Potential
Typical air purifiers work by trapping allergens, but they do nothing to rid homes of potentially harmful emissions from things like carpet and paint, which can contain chemicals such as benzene and formaldehyde. Utilizing one of nature’s most effective filters, the Andrea from Le Laboratoire is billed as the first air purifier capable of absorbing and metabolizing toxic gases. Andrea uses a fan system to force air over a houseplant inside the purifier, through soil and the plant’s root system. Tests showed Andrea to be 40 times more efficient in filtering formaldehyde than standard portable HEPA or activated carbon filters. The system works with any houseplant and can be purchased beginning in October for about $200.

All-in-One Flu Shot
As the H1N1 flu demonstrates, researchers wage an ongoing fight against influenza, scrambling to develop an effective vaccine each time the virus mutates into a new and virulent strain. Time-consuming to produce, available vaccines target a limited number of flu strains identified by experts as most likely to emerge in the next flu season. Inovio Biomedical Corp. hopes its DNA-based vaccine gives the medical community a universally potent weapon against the flu. The vaccine is made from portions of DNA common to all human flu viruses, a recipe that the company hopes will one day put an end to the strain-chasing game by protecting against every strain in a single shot. Inovio couples injections with a technique called electroporation, in which tiny electrical pulses are delivered to increase cellular uptake of the DNA material. Human trials of the vaccine are scheduled for 2010.

Linda Megee
  Charged with doing everything necessary to enable researchers to spend their time conducting research, Research Managers (RMs) respond to demands that are varied and plentiful. Managing one researcher’s work calendar and the related logistical considerations is enough to keep even the most competent professional busy, so someone who can handle two researchers must have something special going on.

  Linda Megee serves as a Research Manager to Research Team Leader Fran Okoniewski and his teammate, Researcher Roy Smith. Fran doesn’t hold back when it comes to describing Linda’s impact.

  “Her contribution to my personal productivity and our team’s effectiveness can’t be overstated,” Fran said.

  As a research manager, Linda handles a range of responsibilities that help Fran and Roy maximize the time they spend immersed in our grassroots research process. Linda’s responsibilities include setting up calls with management, making travel arrangements for conferences and on-site visits, and handling various broker contacts. In addition, she monitors news and analyst reports on current holdings and target companies.

  On top of her administrative responsibilities, Linda also opportunistically contributes to the research process by keeping herself attuned to potential research resources she encounters in everyday life. Shopping trips include pointed questions about customer traffic, hot products and inventory levels for each sales clerk, cashier or store manager she meets along the way. Just recently, Linda uncovered and provided private company contacts to interview about publicly traded competitors her team was investigating.

  Linda’s work experience includes 12 years as a registered sales assistant for two different brokerage firms. Just  prior to joining Friess Associates, Linda spent 10 years as the senior Executive Assistant to the Treasurer of MBNA America Bank, where she honed skills that serve her well when interacting with the many management teams with whom her team meets.

  “From the way she confirms a meeting over the phone to the way that meeting runs thanks to her planning, Linda’s actions communicate respect for the time constraints of everyone involved,” Roy said. “Management team members keep very full schedules, so they appreciate it when you use their time efficiently.”

High Rays for the Highway
The U.S. Department of Transportation recently awarded a grant to help an Idaho company continue developing prototype solar technology that is central to an ambitious plan to create solar paneled roads. The aptly named company, Solar Roadways, estimates that outfitting U.S. roads, parking lots and driveways with solar material capable of today’s average panel output (about 15 percent efficiency) conservatively would produce more than three times the energy needed to power every home in America. The company believes its solar road surface could ultimately prove to be more durable than asphalt, able to conduct heat to prevent ice build up and embedded with LEDs for lighting and signage. Assuming Solar Roadways can develop an engineered glass with the right characteristics for considerations such as traction and durability, the company hopes to make everything from utility poles to power plants obsolete.

Radiation Redirected
With heavy cell phone use increasingly common, concerns persist about the potential dangers cell phone users face from the radiation their phones generate. Pong Research recently released what it claims is the first technology proven to reduce cell phone radiation without interfering with signal strength to be tested by FCC-certified laboratories. The company’s product, the Pong iPhone Case, is a silicone skin designed with a proprietary “technology module” that channels emitted radiation up and away from the user’s head. This “chimney effect” reduced the specific absorption rate (a mobile industry standard of measurement) by 60 percent and intense “hotspot” cell phone radiation by 85 percent in lab testing, according to the company. Pong plans to introduce a case for BlackBerry devices later this year, followed by others.

Examining Health Care Fundamentals

  As the political debate on health care reform continues to heat up, companies in the sector aren’t keeping pace with broad market returns. Health care companies are responsible for just 1.2 percent of the S&P 500 Index’s 18 percent year-to-date return. Meanwhile, stocks from the sector are expected to be the largest contributors to aggregate earnings for the index.

  Health care holdings currently account for roughly 16 percent of Friess Associates’ total assets, representing our third largest firm-wide commitment to a sector. We don’t try to predict which health care stocks will move after the next town hall meeting or prime-time speech, let alone what new legislation will ultimately look like. We assess each company based on its earnings potential. We continue to scrutinize the impact of health care reform at the individual-company level, limiting our risk by looking at companies solidly entrenched in favorable trends.

  At the core of our investment strategy is the premise that individual-company earnings trends drive stock prices. We look for fundamentally solid companies selling at reasonable valuations where we believe a specific timetable of near-term catalysts will drive higher-than-anticipated earnings growth. Whether manufacturing lower-cost generics, providing better early intervention testing or launching innovative new products for an aging population, many health care holdings in our portfolios fit this profile.

  According to the Generic Pharmaceutical Association, generic medicines saved the American health care system approximately $121 billion in 2008 alone. Friess holding Teva Pharmaceutical commands 22 percent  of the U.S. generics market and its current pipeline represents $100 billion in annual branded drug sales. Pharmacy benefits manager and Friess holding Express Scripts profits as a greater number of the 500 million prescriptions it fills each year are generics. Both companies beat consensus estimates with respective June-quarter earnings growth of 28 and 16 percent.

  It can take over a decade and cost hundreds of millions of dollars to take a drug from its discovery stage through clinical trials and regulatory review. Friess holdings Covance, ICON plc and Phase Forward all play increasing roles for pharmaceutical and biotechnology customers looking to drive down costs by outsourcing and optimizing their research-and-development processes. All three companies topped June-quarter earnings estimates.

  Other holdings, like Meridian Bioscience, make diagnostic test kits that enable early diagnosis while reducing total outcome costs of healthcare. Holding Zoll Medical’s new LifeVest wearable defibrillator is worn by patients at risk of sudden cardiac arrest (SCA), allowing their physicians time to assess their long-term arrhythmic risk and make appropriate plans. LifeVest revenues increased 58 percent year over year to $11.9 million during the June quarter.

  All companies earn their keep in the portfolios we manage by demonstrating better earnings-growth prospects and more reasonable prices than available alternatives. Our average health care holding trades at a price-to-earnings ratio of 17 and, according to Wall Street’s estimates, is expected to post earnings growth of 21 percent in 2010.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of September 30, 2009, Dollar Tree, Express Scripts, Mattel, VistaPrint, Teva Pharmaceutical, Covance, ICON plc and Phase Forward represented 3.43, 1.49, 1.97, 0.95, 3.37, 1.56, 0.55 and 0.04 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Express Scripts, Mattel and Teva Pharmaceutical at 3.14, 2.41 and 3.71 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc., Factset and Thomson (First Call) provide analytical information and services to the investment community. The S&P 500 and Russell 3000 Indexes are unmanaged indexes commonly used to measure the performance of U.S. stocks.

The first rolling three-year period for the chart on the bottom right of page 3 represents the performance of the Friess All Cap Composite for the 3-year period ended March 31, 1999. The starting and ending periods then “roll” forward one quarter at a time to comprise a new 3-year period until September 30, 2009. Rolling 3-year excess annualized return is the difference between the Friess All Cap Composite returns and the Russell 3000 Growth Index over each rolling 3-year period. The Friess All Cap Composite includes all discretionary portfolios managed by Friess in which investments are not limited by market capitalization parameters. The Russell 3000 Growth Index measures the performance of the broad growth segment of the U.S. equity universe. It includes those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values. You cannot invest directly in an index. As of September 30, 2009, the Friess All Cap Composite’s average annual total returns for 1, 5 and 10 years were -21.33, 0.37 and 2.76 percent; and during the same periods the Russell 3000 Growth Index’s were -2.19, 1.96 and -2.28 percent.

Friess Associates, LLC P.O. Box 576 Jackson, WY 83001 (307) 739-9699	Editorial Staff: Chris Aregood and Adam Rieger	Friess Associates of Delaware, LLC P.O. Box 4166 Greenville, DE 19807 (302) 656-3017